ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

September 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	American Media, Inc.
Registration Statement on Form S-4
Filed August 22, 2012
File No. 333-183477

Ladies and Gentlemen:

Set forth below are the responses of American Media, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2012, with respect to the Registration Statement referenced above (the “Registration Statement”). Separately today, the Company has filed with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the September 18, 2012 letter, followed by the Company’s responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please submit and file as correspondence on EDGAR a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

September 28, 2012

Attached as Exhibit A hereto is a draft of the letter in response to this comment. After the Staff has had the opportunity to review this draft, the Company intends to file an executed copy of the letter via EDGAR at or prior to the time of requesting acceleration of the effectiveness of the Registration Statement, as amended.

2.	Please revise throughout your filing to put parentheses around your losses.

The Company notes the Staff’s comment and has made revisions to its disclosure on pages 2, 3, 45, 46, 51, 52, 53, 54, 66 and F-30 of the Amendment in response to this comment.

Prospectus Summary, page 1

The Company, page 1

3.	In an appropriate place, please revise this section to disclose your revenues, net income or loss, total assets and total debt as of and for the quarter ended June 30, 2012 and for the years ended March 31, 2012, 2011 and 2010.

The Company has added the requested disclosure to page 2 of the Amendment in response to this comment. The Company has disclosed net income (loss) attributable to the Company instead of net income (loss) as the Company believes the former provides more relevant information to the investor.

Expiration Time, page 4

4.	Please confirm that you will hold the exchange offer open until at least midnight on the 20th business day subsequent to commencement, as required by Rule 14e-1(a) and Rule 14d-1(g)(3) of the Securities Exchange Act of 1934. Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm on behalf of the Company that the exchange offer will be open until at least midnight on the 20th business day subsequent to commencement. The Company currently intends to have the exchange offer expire at 5:00 p.m. on the twenty-first business day following commencement of the exchange offer (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934). Furthermore, we confirm on behalf of the Company that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Risk Factors, page 11

Securities and Exchange Commission

September 28, 2012

5.	Please delete the third and fourth sentences from the introductory paragraph of this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

The Company has revised its disclosure on page 11 of the Amendment in response to this comment.

Our business and results of operations may be adversely affected, page 23

6.	We note your disclosure that paper and postage represent significant components of your total costs. Please revise to quantify your paper and postage costs for the most recent audited and interim period. Please also revise to discuss in greater detail, to include quantification to the extent possible, the price volatility of paper so that investors can assess the risk.

The Company has revised its disclosure on page 23 of the Amendment in response to this comment by specifying the percentage of the Company’s costs that are related to paper and postage and listing factors that could affect the price volatility of paper.

Our single copy revenues consist of copies sold primarily to three wholesalers, page 24

7.	We note your disclosure in the second sentence that two wholesalers each accounted for greater than 10% of your total operating revenue and in the aggregate accounted for approximately 35% of your total operating revenue. Please revise to disclose the name and the percentage attributable to each wholesaler who accounted for ten percent or more of your revenues for the most recent audited and interim period. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also revise the Magazine Production, Transportation and Distribution section on page 72 accordingly.

The Company has revised its disclosure on pages 24 and 72 of the Amendment in response to this comment by disclosing the requested wholesaler information.

The Exchange Offer, page 31

Expiration Time; Extensions; Amendments, page 33

8.	Please revise the third sentence of the fourth paragraph under this section to clarify that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Securities and Exchange Commission

September 28, 2012

The Company has revised its disclosure on page 33 of the Amendment in response to this comment to clarify that, in the event of a material change in the exchange offer, including the waiver of a material condition, the Company will extend the offer period so that at least five business days remain in the offer following notice of the material change.

Business, page 64

Business Developments, page 65

9.	We note your disclosure in the first paragraph that you have begun “the process of liquefying [your] content to flow through a number of different platforms.” Please revise to clarify what you mean by the phrase “liquefying [your] content.”

The Company has revised its disclosure on page 65 of the Amendment in response to this comment by removing the reference to “liquefying our content” and inserting language explaining the expanded availability of its print content through digital platforms and technologies. The Company has also made conforming changes on page 43.

Industry Data and Circulation Information, page 66

10.	We note the disclosure that you have not independently verified the industry data included in the registration statement and the data may be “imprecise.” Please revise to balance the disclosure by clarifying that you act and believe that the data is accurate.

The Company has revised its disclosure on page 66 of the Amendment in response to this comment by adding language stating that we believe the industry data which we refer to in the Amendment is accurate and removing the language that stated that such industry data may be imprecise.

Celebrity Brands Segment, page 67

11.	We note your disclosure in this section and in the other segment discussion sections that certain of your brands have “leading market positions.” Please revise to provide objective substantiation for these statements. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

The Company has revised its disclosure on pages 67, 68 and 69 of the Amendment in response to this comment by deleting references to “leading market positions”. The Company has also made conforming changes on page 48.

Securities and Exchange Commission

September 28, 2012

Executive Compensation, page 80

Annual Cash Incentive Payment, page 83

12.	We note your disclosure in the fourth paragraph that Mr. Swider was eligible to earn an annual cash incentive payment for 2012 based on the financial results of DSI measured by Adjusted EBITDA and the cost savings action plan. We also note that Mr. Swider earned the maximum amount. Please revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their annual cash incentive payments. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.

The Company has revised its disclosure on page 83 of the Amendment in response to this comment by adding language that clarifies that, except for Mr. Swider, none of the Company’s Named Executive Officers were subject to an annual cash incentive plan. The Company also added language which discloses (i) the Adjusted EBITDA target for Distribution Services, Inc. (“DSI”), a wholly-owned subsidiary of the Company, that the Board of Directors of the Company set during Fiscal Year 2012 for Mr. Swider’s 2012 Annual Cash Incentive Plan; and (ii) that DSI’s actual Adjusted EBITDA for Fiscal Year 2012 exceeded the Adjusted EBITDA target.

Security Ownership of Certain Beneficial Owners and Management, page 96

13.	We note that a number of your principal shareholders are legal entities. For each legal entity, please revise to clarify and disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

The Company has revised its disclosure on pages 96 and 97 of the Amendment in response to this comment to clarify and disclose the natural persons who have voting or investment power with respect to the common stock listed in the table.

Certain Relationships and Related Party Transactions, page 98

Backstop Agreement, page 98

14.	We note your disclosure that, in connection with the Backstop Agreement, each Backstop Party was entitled to fully-paid and non-assessable shares of new AMI common stock. We note that the statement appears to be a legal conclusion. Please

Securities and Exchange Commission

September 28, 2012

revise to remove the inference that such statements are legal conclusions in your registration statement or attribute such statements to legal counsel.

The Company has revised its disclosure on page 98 of the Amendment in response to this comment by removing each reference to “fully-paid and non-assessable” where it appears in the paragraph.

Second Lien Notes, page 100

15.	We note that certain of your principal shareholders own your Second Lien Notes. For each principal shareholder, please revise to disclose the information required by Item 404(a)(5) of Regulation S-K.

The Company has revised its disclosure on page 100 of the Amendment in response to this comment by adding the required information regarding the Second Lien Notes owned by Angelo, Gordon & Co., L.P., the only principal shareholder who still owns any of the Second Lien Notes.

Signatures, page II-3

16.	Please revise the second half of the signature page for American Media, Inc. to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Please also revise the second half of the signature pages for each co-registrant accordingly. Refer to Instruction 1 to Signatures on Form S-4.

The Company has revised the signature page for the Company and each co-registrant on pages II-3 through II-12 of the Amendment by adding a signature block for the principal accounting officer of the Company and each of the other co-registrants.

Index to Exhibits, page II-13

17.	We note that the guarantors are co-registrants on this registration statement. Please revise to include the articles of incorporation and by-laws for each of the co-registrants.

The Company notes the Staff’s comment and has included the co-registrants’ articles of incorporation and by-laws (or equivalent organizational documents) as Exhibit Nos. 3.3 to 3.21 to the Amendment.

18.	Please refile complete copies of Exhibits 10.1, 10.2, 10.3, 10.4, and 10.8 including all exhibits and schedules.

Securities and Exchange Commission

September 28, 2012

The Company notes the Staff’s comment and has included complete copies of Exhibits 10.1, 10.2, 10.3 and 10.4, including all exhibits and schedules, with the Amendment. In addition, the Company has replaced Exhibit 10.8 with the version of the Company’s Emergence Bonus Plan currently in effect, which plan does not make any reference to exhibits or schedules.

Exhibit 10.9

19.	Please refile a complete copy. In this regard, we note that the filed version does not include conformed signatures for all signatories.

The Company notes the Staff’s comment and has included a complete and conformed copy of Exhibit 10.9 with the Amendment.

The Company intends to request acceleration of the effectiveness of the Registration Statement, as amended, as promptly as practicable after the Staff has notified the Company that the Staff has completed its review of the Amendment and this response letter and has no further comments.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	American Media, Inc.
Christopher V. Polimeni
Eric S. Klee

Exhibit A

Exxon Capital Letter

September [    ], 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	American Media, Inc.
Registration Statement on Form S-4
Filed August 22, 2012
File No. 333-183477

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the 11.5% First Lien Senior Secured Notes due 2017 (the “New Notes”) of American Media, Inc. (the “Company”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Company’s outstanding 11.5% First Lien Senior Secured Notes due 2017 issued on December 1, 2010 (the “Old Notes”). The Old Notes are, and the New Notes will be, guaranteed by certain domestic subsidiaries of the Company (collectively, the “Guarantors”). The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Company to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Company nor any of the Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and the Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the

Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours, AMERICAN MEDIA, INC.

By:
	Name:	Christopher V. Polimeni
	Title:	Executive Vice President, Chief Financial Officer and Treasurer